Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 8
DATED JANUARY 20, 2010
TO THE PROSPECTUS DATED AUGUST 24, 2009
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 8 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated August 24, 2009, as previously supplemented by Supplement No. 2 dated October 20, 2009, Supplement No. 3 dated November 5, 2009, Supplement No. 4 dated November 19, 2009, Supplement No. 5 dated December 1, 2009, Supplement No. 6 dated December 16, 2009 and Supplement No. 7 dated January 6, 2010.  Unless otherwise defined in this Supplement No. 8, capitalized terms used herein have the same meanings as set forth in the prospectus.

Prospectus Summary

The following updates the section of the prospectus captioned “Prospectus Summary  – Distribution Policy,” which begins on page 14, and all other similar discussions throughout the prospectus.

Distribution Policy

On January 13, 2010, our board of directors declared distributions payable to stockholders of record each day beginning on the close of business on February 1, 2010 through the close of business on February 28, 2010.  Distributions will be equal to a daily amount equal to $0.00164384 which if paid each day for a 365-day period, would equal a 6.0% annualized rate based on a purchase price of $10.00 per share.  Distributions declared during the month of February 2010 will be paid no later than March 3, 2010.

We will not use any of the net proceeds from the offering to fund these distributions.

We intend to continue paying distributions for future periods in the amounts and at times as determined by our board.  The monies needed to pay distributions declared for October, November and December were funded from capital contributions from our sponsor, IREIC.  We anticipate that some or all of the monies needed to fund the distributions declared and payable for January and February will be funded from capital contributions that IREIC has advised us that it intends to fund if needed.  IREIC has not received, and will not receive, any additional shares of our common stock for making any of these contributions.  IREIC previously invested $200,000 at the time of our formation.  We will not use any of this initial $200,000 contribution to fund distributions.  There is no assurance that IREIC will continue to contribute monies to fund future distributions.  See also “Risk Factors – Risks Related to Our Business – The amount and timing of distributions may vary.  We may pay distributions from the proceeds generated by borrowings.”

Management

The following updates the discussion contained in the section of our prospectus captioned “Management – Our Real Estate Managers,” which begins on page 105 of the prospectus.

Our Real Estate Managers

Ms. Armenta was appointed to serve as the president and chief executive officer of the four entities owning our Real Estate Managers, effective November 2009.  Ms. Armenta also continues to serve as a director of these entities.  Ms. Armenta replaces Mr. McGuinness, who resigned from his positions as chairman, chief executive officer and director of these entities in order to focus on his responsibilities to the property managers of Inland American Real Estate Trust, Inc.

Description of Real Estate Assets

The following supplements the discussion contained in the section of our prospectus captioned “Description of Real Estate Assets – Probable Investments in Real Estate Assets,” which was inserted into the prospectus following the section captioned “Business and Policies,” which begins on page 125 of the prospectus, in Supplement No. 4.

Potential Investments in Real Estate Assets

Pleasant Hill Commons.  We are evaluating the purchase of a fee simple interest in a 70,642 square foot grocery-anchored retail center known as Pleasant Hill Commons, located in Kissimmee, Florida.  IREA has entered into an agreement to acquire the property from MCP Retail, LLC, an unaffiliated third party (“MCP”), for approximately $12.5 million in cash, plus closing costs which we do not believe will exceed $65,000.  If we decide to acquire this property, IREA has agreed to assign the contract rights to acquire the property to us or one of our subsidiaries.  Until that time, we have no obligation under the contract between IREA and MCP.  If we acquire the property, we will fund the purchase with proceeds from our offering.  We also may borrow up to 55% of the purchase price, secured by the property, either concurrently at closing or at some point in the future. The decision to acquire this property will generally depend upon a number of factors, including satisfaction of the conditions to the acquisition contained in the purchase contract between IREA and MCP and the receipt of satisfactory due diligence information including appraisal, environmental reports and lease information.  We may decide not to proceed with this acquisition.

Among the items we are considering in determining to pursue acquiring this property include, but are not limited to, the following:

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The property is anchored by a necessity-based tenant, Publix Super Markets, Inc. (45,600 square feet).  According to its public SEC filings, Publix had retail sales of approximately $23.9 billion for the year ended December 27, 2008 and owned over 900 supermarkets, with over 700 locations in the State of Florida, at the end of 2008.  We believe that grocery-anchored centers will have a greater ability to withstand the negative impact of the current economic slowdown than other property types.

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The Publix lease does not expire until July 2028.

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Other tenants of Pleasant Hill Commons include Tijuana Flats, Subway, Jackson Hewitt, Metro PCS, Pizza Hut, BonWorth and Fantastic Sams.

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The property was constructed in 2008.

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The property is located within approximately fifteen miles of Walt Disney World and Universal Studios Florida®.  In addition, a 425-acre assisted living facility for senior citizens is located adjacent to the center.  This facility provides its 1,000 residents with golf cart and automobile access to Pleasant Hill Commons.

As of January 4, 2010, Pleasant Hill Commons was 100% leased to nineteen tenants, although the actual physical occupancy was 98.3%.  The difference is due to the fact that one of the leased tenants, which has a signed lease through April 2014, is not currently occupying its space.  The weighted-average remaining lease term for the tenants occupying the property as of January 4, 2010 is approximately fourteen years.  With the exception of three tenants, aggregating 49,151 square feet of gross leasable area, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance, or “CAM,” costs, although the leases with some tenants only require that the tenants pay these expenses up to a certain amount.

As of January 4, 2010, Publix leased 45,600 square feet, or 64.6% of the total gross leasable area of this property, paying an annual base rent of approximately $456,000 under a lease that expires in July 2028.  Under the terms of the lease, Publix has seven five-year options to renew through 2063.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2010 through 2019 at Pleasant Hill Commons.  The table shows the approximate rentable square feet represented by the applicable lease expirations.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2010	–	–	–	–
2011	1	1,200	36,000	3%
2012	1	1,200	24,504	3%
2013	7	10,551	297,455	25%
2014	6	6,950	191,160	16%
2015	–	–	–	–
2016	–	–	–	–
2017	–	–	–	–
2018	2	3,301	97,378	8%
2019	–	–	–	–

The table below sets forth certain historical information with respect to the occupancy rate at Pleasant Hill Commons expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31*	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2009	98.3%	$16.37
2008	85.9%	$14.56

*The first year of occupancy was 2008.

We believe that Pleasant Hill Commons is suitable for its intended purpose and adequately covered by insurance. If we decide to acquire the property, we do not intend to make significant renovations or improvements to the property. There are two competitive shopping center located within approximately six miles of Pleasant Hill Commons.

Real estate taxes paid for the fiscal year ended December 31, 2009 (the most recent tax year for which information is generally available) were approximately $159,000.  The amount of real estate taxes paid was calculated by multiplying Pleasant Hill Commons’ assessed value by a tax rate of 0.016%.  For federal income tax purposes, the depreciable basis in this property will be approximately $8.8 million.  We will calculate depreciation expense for federal income tax purposes by using the straight-line method.  For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 20 years, respectively.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 206.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of January 15, 2010.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	3,572,410	35,559,978	3,400,852	32,159,126

Shares sold pursuant to our distribution reinvestment plan:	15,203	144,427	–	144,427

Total:	3,607,613	$35,904,405	$3,400,852	$32,503,553

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.

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